Salient Products Corporation
6455 Avenida Wilfredo
La Jolla, CA 92037

July 14, 2011

Jan Woo
Attorney-Advisor
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Salient Products Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed June 7, 2011
File No. 333-173508

Dear Ms. Woo:

Salient Products Corporation submits this letter to you in response to your letter of June 21, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response. We also have appended a copy of the redline version of Amendment No. 3 to the end of this letter.

COMMENT:

General

1.           Please refer to prior comment 2 and revise your references to a “minimum” number of shares in this offering. Given that the company is offering the shares of common stock on an “all or none basis” these references are not appropriate. In this regard, refer to the risk factor heading on page 11, tabular heading on page 15, and the fifth paragraph on page 17.

RESPONSE:

We understand and accept this comment and have made revisions throughout the statement so there is no reference to a minimum offering.

COMMENT:

Risk Factors

We are not a fully reporting company under the Exchange Act of 1934…, page 12

2.           In response to prior comment 4, you added a risk factor stating that you will be subject to the reporting obligations under Section 15(d) of the Exchange Act. You also state that the “purpose of Section 15(d) is to ensure that investor[s] who buy securities in registered offering[s] are provided with the same information on an ongoing basis that they would receive if the securities they purchased were listed on a securities exchange or the issuer were otherwise subject to periodic reporting obligations i.e. under Section 13 of the Exchange Act.” Please revise your disclosure to clearly indicate that your shareholders will not receive the same information on an ongoing basis as a fully reporting company under Section 12 of the Exchange Act. In this regard, you will not be subject to the proxy rules, Section 16 short-swing profit provisions, going-private regulation, beneficial ownership reporting, and the bulk of the tender offer rules.

RESPONSE:

We understand and accept this comment and have made revisions to the risk factor to address this comment.

COMMENT:

Our attorney is also serving as our escrow agent…, page 12

3.           In response to prior comment 5, we note that you added disclosure on the cover of the registration statement, but not on the prospectus cover page, that your attorney is serving as your escrow agent. Please revise your prospectus cover page to include this information. Also, expand your new risk factor on page 12 to discuss the potential conflicts of interest that may arise from your attorney acting as your escrow agent and the consequences to the company. In addition, please be sure to avoid mitigating language in this risk factor, such as the clause that begins with “however.”

RESPONSE:

We understand and accept this comment and have made revisions to the risk factor to address this comment.

COMMENT:

Item 4. Use of Proceeds, page 13

4.           We note your response to prior comment 15 and your revised disclosures on page 32 where you indicate that you anticipate incurring fees of approximately $25,000 per year associated with becoming a publicly reporting company. You further state that a certain amount of the proceeds received in this Offering, which were allocated to working capital, will be used toward such expenses. Considering you have generated no revenues to date, and as it appears you may not be generating revenues for any time in the near future, please explain further how you intend to pay these expenses as you have only allocated $4,500 of the offering proceeds to working capital. To the extent that additional offering proceeds will be used to pay such expenses, then revise your allocation accordingly and tell us how such changes will impact your ability to meet your plan of operations as it relates to product and business development.

RESPONSE:

We understand and accept this comment and have revised to inform that future offerings or debt will be used to pay offering expenses.

COMMENT:

Item 6. Dilution, page 14

5.           Revise to calculate the tangible assets after the offering using the net proceeds received from the offering. Also, please ensure all other resulting calculations are revised accordingly.

RESPONSE:
We understand and accept this comment and have revised to indicate that the tangible assets will be $44,000 after receiving the net proceeds from our offering.

COMMENT:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 30

6.           Revise to also include a discussion of your results of operation and plan of operations for the interim period ended February 28, 2011. We refer you to Item 303(b) of Regulation S-K.

RESPONSE:

We understand and accept this comment and have revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to include a discussion of our results of operation and plan of operations for the interim period ended February 28, 2011.

COMMENT:

Signatures

7.           Please update the date on the signature page. It appears that signature on behalf of the registrant is dated April 12, 2011 while the signature of the principal executive officer is dated June 1, 2011.

RESPONSE:

We understand and accept this comment and have revised the dates of the document throughout to reflect the date of this filing, July 14, 2011.

COMMENT:

Exhibit 5.1

8.           We note your response to prior comment 21 that your counsel has revised her opinion to delete reference to the reliance on representations or certification of the officers of the company as to any questions of fact. It appears that you have not filed a revised opinion of counsel with the amended registration statement. Please be advised that we will review the opinion once it is filed and may have further comments.

RESPONSE:

We understand and accept this comment and have filed a revised opinion of counsel with this latest filing.

Sincerely,

/s/ Shehzad Peermahomed

Shehzad Peermahomed
President